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Yieldstreet Prism Fund Update: April 2021

 Yieldstreet | Staff






Market Summary[1]

In fixed income, the first quarter of 2021 saw the U.S. 10-year Treasury rate rise significantly from 0.93% to 1.61%. Much of the move higher was caused by the passage of a new round of fiscal stimulus and the expectation for increased growth, both of which combined to send the 10-year breakeven rate, a measure for inflation expectations over the next 10 years, to its highest level since 2013 at over 2.3%.

Investment grade corporate bond credit spreads, a measure of credit risk, tightened 0.5% to 3.4% and are approaching their tighester levels (lowest credit risk) in the last 5 years. In equity markets, we saw a fairly significant change in market leadership as – for the first time in recent memory – value stocks materially outperformed growth stocks during the quarter.

Prism Fund Milestones

This past quarter saw a number of notable milestones and changes designed to enhance the Fund experience for investors, but perhaps few milestones were as notable as the Fund's one-year anniversary.

Years in the making and launched just 10 days before the world as we knew it changed, the Yieldstreet Prism Fund launched in March 2020 and has now raised more than $60M in assets under management.

Some of our most notable, investor-first milestones include:

- Opening to all investors at all times, regardless of their net worth
- Lowering the investment minimum to $1k
- Ramping up exposure to 6 alternative asset classes
- Raising the distribution rate to 8%[2]
- Implementing the ability to automatically reinvest distributions

As highlighted in the investment strategy, there is a ramp up period for the Fund during which we deploy cash to build positions in the portfolio. The Fund has remained in this stage due to a combination of factors:

- Market volatility and uncertainty
- Fewer investment opportunities that meet our target objective than anticipated
- Repayments and refinancings within the portfolio

As the Fund continues to raise assets and as market opportunities present themselves, the Fund will seek to continue to deploy capital and is starting to transition into the Investment Phase. For more information please refer to www.yieldstreetprismfund.com

NAV Update

The Fund's net asset value (NAV) reflects the current value of its underlying assets. The Fund invests a portion of its assets in liquid securities that receive market pricing on a daily basis. As the value of these securities fluctuates, there may be movement in the NAV. For example, during the market recovery in 2020, these liquid securities were accretive may be movement in the NAV. For example, during the market recovery in 2020, these liquid securities were accretive to the Fund's NAV. Recently, these liquid securities have seen price declines caused by rising rates across fixed income securities, putting downward pressure on the Fund's NAV.

In addition, recent holdings changes, including positions in non-publicly traded equity positions, may influence the NAV. For example, debt holdings accrue income that they earn in anticipation of an interest payment, which would cause the Fund's NAV to increase. However, equity positions do not accrue income and the majority of their returns are not expected for some time into the future. This equity exposure may cause the NAV to rise less than when the Fund held more debt investments, all else equal. As the equity positions begin to realize their returns over time, the Fund's NAV will then reflect these returns.

Holdings Changes

During the first quarter, the Fund invested in multiple investments, including a few highlighted below. The Fund also saw one position in real estate mature.

Commercial

The investment is a $2.85M term loan backed by a first lien on all the assets of a company leasing mainly luxury and exotic vehicles, with an expected maturity of 30 months. The facility bears interest at a 9.75% target annualized interest rate. The loan is expected to be used by the borrower to purchase additional vehicles.

Real Estate

The investment is a $2M equity position in a joint venture to acquire a 104-unit multifamily property in Michigan. The Sponsor plans to upgrade the property with the expectation of garnering higher rents.

Real Estate

The investment is a $2M equity position in a joint venture to acquire a 624-unit multifamily property in Michigan. The Sponsor plans to upgrade the property with the expectation of garnering higher rents.

1 | *Source: Federal Reserve Economic Data (FRED), as of 3/31/2021*

2 | *Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

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[1] Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in significant losses.

[2] Represents a net estimated, unrealized annualized internal rate of return (IRR) of your portfolio and is based by reference to the effective distribution dates and amounts to and from the investments, as well as any outstanding principal and accrued and unpaid interest as of the current date, after deduction of management fees and all other expenses charged to the investments. [read more]

[3] "Annual interest" or "Annualized Return" represents an annual target rate of interest or annualized target return and "term" represents the estimated term of the investment. Such target interest or target returns and estimated term are projections of the interest or returns and or term and may ultimately not be achieved. Actual interest or returns and term may be materially different from such projections. This targeted interest or returns and estimated term are based on the underlying investments held by the applicable.

[4] Reflects the initial quarterly distribution declared by the board of directors on February 6, 2020, which will be payable to stockholders of record as of June 10, 2020, and the initial offering price of $10 per share.

[5] The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than 48 months after the Fund's initial closing. It may take up to twelve months thereafter to fully monetize any remaining illiquid investments in the Fund's portfolio.

[6] Represents the sum of the interest accrued in the statement period plus the interest paid in the statement period.

[7] The internal rate of return ("IRR") represents an average net realized IRR with respect to all matured investments weighted by the investment size of each individual investment, made by private investment vehicles managed by YieldStreet Management, LLC from July 1, 2015 through and including March 31st, 2021, after deduction of management fees and all other expenses charged to investments.

[8] Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund. Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

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